Exhibit 21.1

Subsidiary Name	Jurisdiction of Incorporation
Acraline Products, Inc.	Delaware

Bulldog Barrels, LLC	Pennsylvania

Erie Bolt Corporation	Pennsylvania

FastenTech Michigan Holdings, Inc.	Michigan

FastenTech Delaware Holdings, Inc.	Delaware

GCE Industries, Inc.	Delaware

Gear & Broach, Inc.	Delaware

General Products, Aerospace & Defense LLC	Delaware

Integrated Energy Technologies, Inc.	Delaware

IET Acquisition Co., Inc.	Delaware

MECO, Inc.	Delaware

Nelson Stud Welding, Inc.	Delaware

Nelson Stud Welding International, Inc.	Delaware

Progressive Stamping Co. (DE), Inc.	Delaware

Specialty Bar Products Company	Pennsylvania

Spiegelberg Manufacturing, Inc.	Ohio

Spun Metals, Inc.	Delaware

The Ferry Cap & Set Screw Company	Ohio